PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 4HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

19th February 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

08000815

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

SUPPL

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) the Securities Exchange Act of 1934:

Announcement of:

- 11th February

Yours faithfully

PETER HAMBRO MINING PLC

By:

PROCESSED
FEB 2 2 2008
THOMSON FINANCIAL

RECEIVED
2008 FEB 21 A 8:22

Heather Williams
Company Secretary

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

11 February 2008

Future production forecasts and project economics

Peter Hambro Mining PLC (the "Company") announces further details on its production forecasts and projected economics to be included in the Analysts' Workshop that it will conduct today.

These forecasts are based on internal expectations but are supported by the Technical Report by Wardell Armstrong International ("WAI") that deals specifically with the Company's production schedules. The full WAI Technical Report can be found on the Company's website at www.peterhambro.com.

Highlights:

- WAI has examined the operating and capital cost structure as projected by the Company for each of the principal assets and is satisfied that these budgets are appropriate and of the right order to allow proper development of each asset.
- The Company expects that in 2010 its total attributable gold production, which includes its share from Joint Ventures, will be in the order of 900,000oz and that it will exceed 1 million oz in 2011.
- Based on exploration experience since 1994, the Company believes that the probability of maintaining exploration success sufficient to support such a production level beyond 2011 is high. This belief is particularly supported by the fact that for certain assets that are not covered in the WAI report, such as Albyn, the Company has advanced production plans, as will be covered in the Workshop presentation. These plans anticipate additional production of c.100,000oz in 2010 and 150,000oz in 2011.
- The WAI Technical Report, which covers the Company's current fully evaluated assets, but excludes attributable production from Joint Ventures, forecasts production at the rate of c.835,000oz of gold per year in 2010 and c.755,000oz in 2011.
- The principal differences between the Company's production forecasts and those of WAI are:
    - The Company's forecasts for Pokrovskiy are based upon improved recovery rates from primary ores achieved from recent changes to its processing facility.
    - The Company expects to maintain higher grades in 2010 and 2011 than those forecast by WAI. The Company's views are supported by exploration success since the completion of the WAI Report.
    - The Company's forecasts include its share of production from joint ventures and from assets not included in the WAI forecasts.

- The Company believes that its assumptions are appropriate, given recent technological improvements in its recovery process and its knowledge of its resource base. In support of the Company's view, the WAI's report states that:
  - Opportunities exist to increase the reserve base, and thus the production schedule, over and above the numbers stated in the WAI's Report.
  - The Pioneer resource is significant in size and highly prospective for the discovery of additional ore columns and other zones of mineralisation.

Summary of production forecasts

For each project a comprehensive business planning, geological and engineering analysis has been undertaken in order to estimate the expected production profile. The Company's and WAI's estimates for the Group's attributable production including attributable production from Joint Ventures are reflected in the table below:

Ounces	**2008**	**2009**	**2010**	**2011**
Pokrovskiy				
PHM	**225,434**	**209,389**	**209,389**	**209,389**
WAI	*224,502*	*209,389*	*198,392*	*128,714*
Pioneer				
PHM	**72,026**	**281,582**	**372,752**	**370,109**
WAI	*72,026*	*281,576*	*303,408*	*279,968*
Malomir				
PHM	**-**	**92,283**	**261,029**	**329,582**
WAI	-	*92,283*	*261,029*	*263,666*
Yamal				
PHM	**-**	**16,624**	**36,141**	**46,109**
WAI	-	*16,624*	*36,141*	*46,109*
Placers				
PHM	**19,550**	**28,939**	**36,174**	**36,174**
WAI	*19,550*	*28,939*	*36,174*	*36,174*
JV's				
PHM	**41,801**	**41,801**	**41,801**	**41,801**
WAI	-	-	-	-
PHM Total	**358,810**	**670,617**	**957,286**	**1,033,164**
WAI Total	*316,077*	*628,810*	*835,145*	*754,630*

It should be noted that the comparison only covers assets included in the WAI report and the Joint Ventures and not Albyn, Tokur and other Group assets.

Explanation of the differences

The principal differences between the Company's internal production schedule and that of WAI are as follows:

Pokrovskiy Rudnik

Recovery rates

The WAI model uses 86% recovery rates through the RIP plant taking into account the fact that the Company is moving into deeper levels in the Pokrovskiy pit and will start processing primary ore through the mill from 2008; as opposed to a mixture of oxidized and primary ore in the previous years. During the last several years the Company has carried out test metallurgical works on primary material in order to improve the technological process and thus the recovery rate at the plant. The result of these works suggested that the Company should use 91% recovery rates in its projections. In addition, during the 4th quarter of 2007, one of the milling circuits was converted to include a new gravitational stage. This enabled extraction of the most refractory material which is then treated by intensive cyanidation. As a result, in December and January, 91% recovery rates were achieved while processing a composition of ore containing 60% of primary material. It is planned to introduce a gravitational stage into the other two circuits at the plant during the first half of 2008 to expand this capability as the pit deepens.

Additionally PHM took into account resources containing oxidized material at the borders of the existing pit, which are under constant detailed exploration. For example, in 2007 50,000oz at 5.2g/t of such resources were converted by the Group into reserve category C1. This work is ongoing.

Grades (reserves of high grade ore)

In its projections WAI reduced the head grades through the mill from c.4.0g/t in 2008 to 2.4g/t in 2011. This is due to the fact that, using JORC methodology, some high grade resources of the deposit at the deeper levels of Pokrovskiy pit are not included by the WAI production model. However, PHM's Micromine model, calculated using a gold price of $750/oz, provides for sufficient high grade C2 material to sustain head grades of 3.8g/t until 2012. Moreover drilling at the deeper levels of Pokrovskiy ore body showed that high grade mineralization is continuous even deeper to horizon 80 below sea level.

Pioneer

Grades

The Company's forecast uses 10% higher average grades at Pioneer than WAI's forecast because WAI does not account for the uplift in the average grades to be realised from high grade ore columns. Recent bulk sample reconciliation from Bakhmut (Apophasis 1) show that exploration drilling understated gold grades by 10-15%. As an example, the reserve model forecast 8.39g/t whereas 9.32g/t was mined. These columns are presently not explored on a drill spacing close enough to convert resources in these areas into reserves. The Company's experience of processing gold from ore columns of Bakhmut and Promezutochnaya zones during metallurgical tests showed average uplift of 15% to the grades calculated purely by exploration work.

Reserves of rich ore at Andreevskaya

WAI's model does not recognize the P1 resources from this extremely high grade area whereas they are included in the Company's model. The Company's rationale for this is its long term experience of working at the deposit and the high quality of the exploration work. Historically at this deposit the Group has had a very high coefficient of translating P1 resources into C1 and C2 reserves. For example, after the September 2007 data cut off for

the WAI report, 350,000oz of gold was converted from P1 into C2 categories. This was not included in the WAI report. Similar works are ongoing.

Malomir

At Malomir, WAI also excluded high grade P1 resources from its model. However, as a result of ongoing geological exploration works at Malomir part of the P1 resources – 250,000oz which were not included in WAI model – has been converted into C1 and C2 reserves. Currently there are still at least another 10 million P1 tonnes of ore at Malomir at surface with average grades 3.0g/t, varying between 1g/t and 15 g/t at ore intersections, potentially available for conversion.

Summary of WAI Report

Based on the existing production and exploration data, WAI reviewed the Company's asset exploitation schedule to determine the suitability of its projections. WAI is of the opinion that PHM can expect to produce in the range of 629k oz and 835k oz of gold per year, for the three years 2009 to 2011. This determination is based on the current operational methodology and the current estimated mineralisation grade and morphology.

WAI considers the Pioneer resource to be significant in size and highly prospective for the discovery of additional ore columns and other zones of mineralisation within the planned pit outlines as well as peripheral to the main zones already defined. WAI also believes that opportunities do exist to increase the reserve base and thus production schedule over and above the numbers stated in the report. The production projections by the Company take into account part of the additional higher grade ore columns' potential which was not taken into account in the WAI projections.

Initial indications are that continued exploration around the Pokrovskiy mine may delineate further reserves, but this has not been considered by WAI at this time as part of their production schedule. In addition to the principal assets of Pokrovsky, Pioneer, Malomir and Yamal, WAI reviewed some other projects belonging to the Group that are at various stages of assessment and development from grass-roots targets, to active placer gold producers and more advanced drilling projects. Earlier development of other assets such as Albyn and Tokur may, in addition to the further prospective reserves described above, provide in the longer term additional sustainable production. None of these were taken into account in either the PHM or the WAI production schedules.

Highlights of specific deposits as stated in WAI Report

Pokrovskiy Rudnik and Pokrovskiy Flanks

- Current production rate at Pokrovskiy will continue until 2012.
- Post 2012 production will move to a series of smaller deposits termed Pokrovskiy Flanks.
- Capital expenditure requirements at Pokrovskiy are relatively low with USD$4.0M committed to geological exploration over the next 2 years and USD$18M budgeted for capital replacement of the mining fleet plus lifting of the tailings dam in 2012.
- Average total operating costs will remain relatively flat at the level of c.US$12/t.

Pioneer

- Projected production from Pioneer in 2008 is at a rate of 872kt of ore, rising to 6.1Mt by 2010.
- The average grade is expected to be 3.2g/t Au at the start of the mining life but will decrease to 1.7g/t Au by 2011.
- Estimated mining costs at Pioneer are expected to be considerably lower than at Pokrovskiy due to reduced blending and re-handling of the ore and larger trucks and excavators used for waste mining.
- The overall total operating cost estimated for Pioneer is c.US$9/t. It is estimated that costs during the first 4 years of operation will average US$7/t.
- Total capital expenditure requirements for the Pioneer mine are estimated to be in the region of US$160M, with US$116M to be spent within the next 4 years.

Malomir

- Production is planned to commence in late 2009 at a rate of 1.0Mt of ore per year increasing to 3.0Mt in 2010 and to 6.0Mt by 2012.
- Production is estimated to continue until 2020 by which time an estimated 60Mt of ore will have been mined, yielding 2.2Moz of gold metal at an average grade of 1.45g/t Au.
- Operating costs for Malomir have been estimated at an average total operating cost of US$13/t.
- Total capital expenditure requirements for the project are estimated to be in the region of US$110M.

Yamal

- Two combined gold and iron ore projects Petropavlovskoye and Novogodnee Monto are under development.
- Additional to the primary products, waste rock is planned to be sold as aggregate for the fast expanding oil industry and railroads in the region which will generate significant extra revenues for the projects.
- Ore mining is planned to commence in 2009 producing 607ktpa at 1.12g/t Au with full capacity, of an expected 1,500ktpa, being reached in 2010/11.
- In addition, the ore will average 41% Fe with a supplementary 3.5Mtpa of waste also to be sold as aggregate.
- Total capital expenditure requirements for the project are estimated to be the region of US$192M.

Placer Deposits in Amur

- It is planned to increase current annual placer deposits production of 16,000oz of gold to 36,170oz of gold per year by 2010
- The average total operating costs are estimated to be in the order of US$2.8 per tonne of ore.
- The Company plans to invest US$20M in placer deposits over the next 3 to 4 years

Assets not covered in the WAI/Company production schedules

Albyn

- The Albyn licence was acquired in 2005 and covers 40km^2.
- It is located 40km to the south-east of the Tokur licence areas and has been actively explored since 2006.

- Three ore zones have been identified with grades between 0.6-38.9g/t, an average grade of 2.5g/t and an average thickness between 2.7m, 5.4m and 5.5m.
- Two types of gold mineralisation: in metasomatic and tectonic zones.
- A tectonic zone has been traced over a strike length of 4.5km from trenches spaced 80-320m apart.
- A 2,600m section was certified by 117 drill holes down to 324m depth, in grids of 600-100 x 80-40m.
- Ore zones are open in all directions.
- An extensive upper ore body overlaps two lower lying ones.

Chairman's comments

Peter Hambro, Executive Chairman of Peter Hambro Mining plc, commented:

"Our objective in holding a workshop for analysts who cover the Company is to give them a chance to look in detail at the forecasts we are making, to question the assumptions and to enable them to understand the reconciliation between these and the independent report by WAI. We hope that by doing this our investors will gain a clearer picture of what it is that the Company owns and thus of its future production possibilities.

With all mining companies the state of their geological knowledge changes often and it is particularly gratifying that the changes we are experiencing are highly positive. This is particularly true at Pioneer and we have encouraging results too from the existing Pokrovskiy mine. At the newly acquired Albyn deposit the initial exploration results are also very positive. Armed with this knowledge and our 13 years of experience on the ground, our geologists and economic forecasters are confident in the production forecasts that we are confirming today.

In light of this it is reassuring to have the confirmation of WAI of our existing resources and that these are both significant in size and highly prospective for the discovery of additional ore columns and other zones of mineralization.

The Company's objective remains to match a steeply rising production profile with an increasing effort to prove up our resource base; but above all to produce profitable ounces of gold.

I have every confidence in the ability of our team to deliver what we have promised."

Peter Hambro

Analysts' Workshop
The Company will be holding today an Analysts' Workshop to discuss its production schedules in the light of WAI's technical report. The workshop will begin at 11:00 and will be held at the Company's office. A web cast will be available on the Company website www.peterhambro.com. In attendance will be members of Peter Hambro Mining Plc Board of Directors, members of Management Company Peter Hambro Mining and a Director from WAI.

The full year results of the Group are expected to be published on 21st of April 2008. The full year results will incorporate the impact of mark-to-market valuation of the derivative embedded into the Group's exchangeable gold bonds.

Enquiries:

Peter Hambro Mining Plc Alya Samokhvalova / Rachel Tuft	+44 (0) 20 7201 8900
JPMorgan Cazenove	+44 (0) 20 7155 2828
Ian Hannam / Patrick Magee	
Merlin David Simonson / Tom Randell / Anastasia Ivanova	+44 (0) 20 7653 6620

Disclosure

The contents of this announcement have been approved for release by Dr. P. Newall, BSc, PhD, CEng, FIMMM, of Wardell Armstrong International. Dr. P. Newall has consented to the inclusion of the material in the form and context in which it appears.

This release has been reviewed by Dr. Stephen Henley, who is an independent geological advisor to the Board of Directors of Peter Hambro Mining Plc. Dr. Henley is qualified to act in the capacity of a Competent Person for the purposes of this statement.

Dr. Stephen Henley holds a PhD in Geology (University of Nottingham, 1970). He is a Fellow of the Geological Society, a Fellow of the Institution of Materials, Minerals and Mining, and a Chartered Engineer. He is also a Charter Member of the International Association for Mathematical Geology. He has been employed in exploration, mining, academic and geological consultancy posts since 1970 and has participated in Competent Person studies on a variety of different minerals and types of deposit, including gold, polymetallic and chromite projects.

- Ends -

END